SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Rule 13d-101
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 9)*
Emisphere Technologies, Inc.
(Name of Issuer)
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
291345106
(CUSIP Number)
Doron Lipshitz, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
(212) 326-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 8, 2010
(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
Continued on following pages
(Page 1 of 13 Pages)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	291345106	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS MHR CAPITAL PARTNERS MASTER ACCOUNT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Anguilla, British West Indies

	7	SOLE VOTING POWER

NUMBER OF		6,955,505

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,955,505

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,955,505

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.9%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

CUSIP No.:	291345106	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS MHR ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		7,903,760

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,903,760

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,903,760

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.8%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.:	291345106	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,995,786

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,995,786

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,995,786

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.6%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

CUSIP No.:	291345106	13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS IIA LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		10,066,606

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,066,606

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,066,606

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.2%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

CUSIP No.:	291345106	13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		14,062,392

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,062,392

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,062,392

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.9%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.:	291345106	13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		21,966,152

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		21,966,152

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,966,152

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.8%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.:	291345106	13D	Page 8 of 13 Pages

1	NAME OF REPORTING PERSONS MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		22,060,450

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		22,060,450

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,060,450

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.9%

14	TYPE OF REPORTING PERSON (See Instructions)

	IN; HC

Page 9 of 13 Pages
     This statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 9, the Schedule 13D filed on October 6, 2005 (the “Initial 13D”), as amended by Amendment No. 1, filed on January 17, 2006 (“Amendment No. 1”), Amendment No. 2, filed on May 11, 2006 (“Amendment No. 2”), Amendment No. 3, filed on August 20, 2007 (“Amendment No. 3”), Amendment No. 4, filed on August 24, 2007 (“Amendment No. 4”), Amendment No. 5, filed on July 2, 2008 (“Amendment No. 5”), Amendment No. 6, filed on July 2, 2009 (“Amendment No. 6”), Amendment No. 7, filed on August 21, 2009 (“Amendment No. 7”) and Amendment No. 8, filed on August 25, 2009 (“Amendment No. 8” and, together with the Initial 13D, Amendment No. l, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, the “Schedule 13D ”) and relates to shares of common stock, par value $0.01 per share (the “Shares”), of Emisphere Technologies, Inc. (the “Issuer”). Certain of the securities reported herein were previously reported on Schedule 13G, which was filed on April 8, 2005. Defined terms used in this Statement but not defined herein shall have the respective meanings given such terms in Amendment No. 8.
Item 3. Source and Amount of Funds or Other Consideration.

The consideration for the acquisition of the 2010 Warrants (as defined below) reported in this Statement is described in Item 4 below, which is incorporated into this Item 3 by reference.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

In connection with that certain Master Agreement and Amendment (the “Novartis Agreement”), entered into on June 4, 2010 between the Issuer and Novartis Pharma AG (“Novartis”), as further described in the Issuer’s Current Report on Form 8-K, filed with the Securities Exchange Commission on June 8, 2010 by the Issuer (the “Form 8-K”), Institutional Partners IIA entered into an agreement with Novartis and the Issuer, dated June 4, 2010, attached as Exhibit 1 hereto (the “MHR Agreement”) pursuant to which Institutional Partners IIA agreed,  as a secured party under the Loan Agreement and Security Agreement, among other things, not to disturb Novartis' license rights in the intellectual property licensed to Novartis by the Issuer (the “Licensed IP”) as set forth therein.  Institutional Partners IIA also agreed that if it exercises certain of its rights as a secured party under the Loan Agreement and the Security Agreement and such exercise would affect such Licensed IP, then upon the satisfaction of certain conditions, that certain license agreement dated June 4, 2010, entered into by Institutional Partners IIA and Novartis attached as Exhibit 2 hereto (the “License Agreement”) would become effective and pursuant thereto, Institutional Partners IIA would agree not to disturb Novartis’ licenses to the Licensed IP in consideration for Novartis' direct payment to Institutional Partners IIA of certain royalty and milestone amounts as provided therein.  Institutional Partners IIA further agreed that if its security interest in the Licensed IP or the Licensed IP is acquired by one or more third parties from Institutional Partners IIA, directly or indirectly, those third parties will first agree to enter into the same agreements as the MHR Agreement and/or the License Agreement, as applicable, with respect to the acquired intellectual property.  Novartis required that the execution by Institutional Partners IIA of the MHR Agreement and License Agreement be a condition to Novartis’ execution of, and the effectiveness of, the Novartis Agreement.

In consideration for Institutional Partner IIA’s consent to Emisphere’s entering into the Novartis Agreement, which consent is required under the Loan Agreement and Security Agreement, Institutional Partner IIA’s agreement to enter into the MHR Agreement and the License Agreement, as well as Institutional Partner IIA’s agreement to enter into a comparable agreement to the MHR Agreement in connection with another potential Issuer transaction (the “Other MHR Agreement”), the Issuer entered into a Letter Agreement with Institutional Partners IIA on the same date, as amended and restated on June 8, 2010 (the “Letter Agreement”) pursuant to which the Issuer agreed to issue (i) the 2010 Warrants (as defined below) to Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA and (ii) the Reimbursement Notes (as defined below), in each case as described below.  The Letter Agreement is incorporated into this Statement as Exhibit 4 hereto by reference to Exhibit 10.1 of the Form 8-K.

Pursuant to the Letter Agreement, the Issuer agreed to issue new warrants to Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA to purchase an aggregate of 865,000 Shares (the “2010 Warrants”).  The 2010 Warrants are exercisable at an exercise price of $2.90 per share (such price being equal to the average closing price of the Issuer’s Shares on The Over-the-Counter Bulletin Board during the 20 day period ending on and including June 3, 2010) and will expire on August 21, 2014.  The form of the 2010 Warrants is incorporated into this Statement as Exhibit 3 hereto by reference to Exhibit 4.1 of the Form 8-K.

The Issuer has also agreed to reimburse MHR for its legal fees incurred in connection with the MHR Agreement, the Letter Agreement and related matters, by issuing to Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA promissory notes in an aggregate principal amount of up to $500,000 (the “Reimbursement Note”).  The Issuer has also agreed to reimburse MHR, by issuing a second Reimbursement Note, for up to an additional $100,000 in legal fees, if and when incurred, for the negotiation and execution by MHR of the Other MHR Agreement (the “Second Reimbursement Note” together with the Reimbursement Note, the “Reimbursement Notes”).  The Reimbursement Notes provide for no interest prior to maturity and are payable upon the earlier of June 4, 2012 and the date on which the Issuer has received at least $20,000,000 in aggregate payments in connection with its licensing agreements with Novartis and any licensing agreement entered into in connection with such other potential Issuer transaction.  The Reimbursement Notes may also be accelerated upon the occurrence of certain extraordinary transactions involving the Issuer.  The form of Reimbursement Note and Second Reimbursement Note to be issued to MHR are incorporated into this Statement as Exhibit 5 and Exhibit 6 hereto respectively, by reference to Exhibit 10.2 and Exhibit 10.3 of the Form 8-K.

Page 10 of 13 Pages

The foregoing discussion of the MHR Agreement, the License Agreement, the 2010 Warrants, the Letter Agreement, the Reimbursement Note and the Second Reimbursement Note are qualified in their entirety by reference to the full text of the MHR Agreement, the License Agreement, the 2010 Warrants, the Letter Agreement, the Reimbursement Note and the Second Reimbursement Note attached as Exhibits 1 through 6 of Item 7 to this Statement and incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by deleting such item in its entirety and replacing it with the following:

The percentages set forth in this Statement are calculated based on 43,932,322 Shares outstanding as of June 8, 2010, as disclosed by the Issuer to the Reporting Persons.

All percentages of beneficial ownership presented herein are calculated after giving effect to the issuance of the Shares pursuant to exercise or vesting of Warrants, restricted stock or stock options currently owned by the Reporting Persons, and assuming such Reporting Person’s Convertible Notes were converted into Shares as of such date.

(a) (i) Master Account may be deemed the beneficial owner of 6,955,505 Shares (approximately 14.9% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act. This number consists of (A) 4,331,164 Shares held for the account of Master Account, (B) 1,419,530 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares and (C) 1,204,811 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes.

(ii) Capital Partners (100) may be deemed the beneficial owner of 948,255 Shares (approximately 2.1% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 589,045 Shares held for the account of Capital Partners (100), (B) 194,450 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares and (C) 164,760 Shares that can be obtained by Capital Partners (100) upon the conversion of the Convertible Notes.

(iii) Advisors may be deemed the beneficial owner of 7,903,760 Shares (approximately 16.8% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) (1) 4,331,164 Shares held for the account of Master Account, (2) 1,419,530 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares and (3) 1,204,811 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes, and (B) (1) 589,045 Shares held for the account of Capital Partners (100), (2) 194,450 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares and (3) 164,760 Shares that can be obtained by Capital Partners (100) upon the conversion of Convertible Notes.

(iv) Institutional Partners II may be deemed the beneficial owner of 3,995,786 Shares (approximately 8.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 1,636,741 Shares held for the account of Institutional Partners II, (B) 1,048,112 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares and (C) 1,310,933 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes.

(v) Institutional Partners IIA may be deemed the beneficial owner of 10,066,606 Shares (approximately 20.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 4,123,449 Shares held for the account of Institutional Partners IIA, (B) 2,640,515 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (C) 3,302,642 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes.

(vi) Institutional Advisors II may be deemed the beneficial owner of 14,062,392 Shares (approximately 26.9% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) (1) 1,636,741 Shares held for the account of Institutional Partners II, (2) 1,048,112 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares and (3) 1,310,933 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes, and (B) (1) 4,123,449 Shares held for the Account of Institutional Partners IIA, (2) 2,640,515 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (3) 3,302,642 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes.

(vii) Fund Management may be deemed the beneficial owner of 21,966,152 Shares (approximately 39.8% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA.

Page 11 of 13 Pages

(viii) Dr. Rachesky may be deemed the beneficial owner of 22,060,450 Shares (approximately 39.9% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) all of the Shares otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management, Advisors and Institutional Advisors II, (B) 14,000 Shares that can be obtained upon the exercise of certain options to purchase Shares, (C) 75,000 Shares that can be obtained upon the exercise of certain non-qualified stock options to purchase Shares and (D) 5,298 Shares held for his own account.

(b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 6,955,505 Shares which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 6,955,505 Shares which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 948,255 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 948,255 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 7,903,760 Shares which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 7,903,760 Shares which may be deemed to be beneficially owned by Advisors as described above.

(iv) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 3,995,786 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 3,995,786 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.

(v) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 10,066,606 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 10,066,606 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

(vi) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 14,062,392 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 14,062,392 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(vii) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 21,966,152 Shares which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 21,966,152 Shares which may be deemed to be beneficially owned by Fund Management as described above.

(viii) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 22,060,450 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 22,060,450 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c)

None

(d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(iv) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(e) Not applicable.

Page 12 of 13 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information set forth in Item 4 above and Exhibits 1 through 6 to this Statement are incorporated into this Item 6 by reference.
Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
1	Agreement by and among Emisphere Technologies, Inc., Novartis Pharma AG and MHR Institutional Partners IIA LP, dated June 4, 2010.
2	License Agreement, by and between MHR Institutional Partners IIA LP and Novartis Pharma AG, dated June 4, 2010.
3	Form of Emisphere Technologies, Inc. Warrant (incorporated by reference to Exhibit A to the Letter Agreement filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed June 8, 2010).
4

Letter Agreement by and between Emisphere Technologies, Inc. and MHR Institutional Partners IIA LP, dated June 8, 2010 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 8, 2010).

5

Form of Emisphere Technologies, Inc. Reimbursement Note (incorporated by reference to Exhibit D to the Letter Agreement filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 8, 2010).

6

Form of Emisphere Technologies, Inc. Second Reimbursement Note (incorporated by reference to Exhibit E to the Letter Agreement filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 8, 2010).

Page 13 of 13 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: June 9, 2010	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC,
its General Partner

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR ADVISORS LLC

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS II LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS II LLC

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR FUND MANAGEMENT LLC

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Managing Principal

MARK H. RACHESKY, M.D.

/s/ Hal Goldstein, Attorney in Fact